FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

              Contact: Dan Suesskind
                              Chief Financial Officer
                              Teva Pharmaceutical Industries Ltd.
                              (011) 972-2-589-2840
                          George Barrett
                              President and CEO
                              Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                          Liraz Kalif / Kevin Mannix
                              Investor Relations
                              (011) 972-3-926-7554 / (215) 591-8912

TEVA RECEIVES TENTATIVE APPROVAL FOR GENERIC PROTONIX® DELAYED RELEASE TABLETS, 20 MG AND 40 MG

Jerusalem, Israel, April 21, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Wyeth's Protonix® (Pantoprazole Sodium) Delayed Release (DR) Tablets, 20 mg and 40 mg.

Upon final approval, Teva's Pantoprazole Sodium DR Tablets will be the AB-rated equivalent of Protonix® DR Tablets, a product indicated for short term treatment of erosive esophagitis associated with GERD, maintenance of healing of erosive esophagitis and for treatment of hypersecretory conditions.

Annual brand product sales in the U.S. were approximately $2.4 billion for the twelve months ended December 2005.

Teva is currently in patent litigation concerning this product in the U.S. District Court for the District of New Jersey. A suit was brought against Teva in May 2004 involving Teva's paragraph IV certification to U.S. Patent No. 4,758,579. A trial date has not been set.

Final approval is expected upon the earlier of a favorable decision in the case or expiry of the mandatory stay of approval in August 2007.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: April 21, 2006